

December 23, 2014

Via E-mail
Andrew Gengos
ImmunoCellular Therapeutics, Ltd.
23622 Calabasas Road, Suite 300
Calabasas, California 91302

> **Re:** **ImmunoCellular Therapeutics, Ltd.**
> **Registration Statement on Form S-1**
> **Filed December 12, 2014**
> **File No. 333-200874**

Dear Mr. Gengos:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Although Rule 430A of the Securities Act of 1933 permits registrants to omit certain pricing-related information from a registration statement that is declared effective, your filing must include the following information:

   - The number of shares of common stock that you are offering;
   - The number of warrants that you are offering;
   - The number of warrants to be sold together with each share of common stock;
   - The exercise price of the warrants as a percentage of the last reported sale price of your common stock; and
   - The expiration date of the warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Glen Y. Sato
        Cooley LLP
        3175 Hanover Street
        Palo Alto, California 94304